UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE
SECURITIES EXCHANGE ACT OF 1934

For the month of February 2025

Commission File Number: 001-39966

New Found Gold Corp.
(Exact name of registrant as specified in its charter)
1055 West Georgia Street, Suite 2129 Vancouver, British Columbia V6E 3P3 Canada
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or 40-F:

Form 20-F ☐ Form 40-F ☑

EXHIBIT INDEX

Exhibit	Description

99.1	Press Release dated February 21, 2025 - NEW FOUND GOLD TO PARTICIPATE IN THE 34th ANNUAL BMO GLOBAL METALS, MINING AND CRITICAL METALS CONFERENCE, PDAC 2025 AND THE 37TH ANNUAL ROTH CONFERENCE

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on behalf by the undersigned, thereunto duly authorized.

NEW FOUND GOLD CORP.
(Registrant)

Date:	February 21, 2025	By:	/s/ Keith Boyle
Keith Boyle
Chief Executive Officer